April 9, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company
Post-Effective Amendment No. 4 to Form S-1
File No. 333-137802

To the Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Principal Underwriter requests acceleration of the effectiveness of the above captioned registration statement to April 30, 2010.

Thank you for your kind consideration in this matter.

SINCERELY,

/s/ David C. Martin
David C. Martin Vice President and Chief Compliance Officer VP Distributors, Inc. 100 Pearl St. Hartford, CT 06103